Exhibit 11

THE MIDDLETON DOLL COMPANY AND SUBSIDIARIES
COMPUTATION OF NET LOSS PER COMMON SHARE

For the Three Months Ended March 31, 2006 and 2005

	March 31, 2006	March 31, 2005
Net loss applicable to
common shareholders	$(1,131,583)	$(352,955)

Determination of shares:
Weighted average common shares
outstanding (basic)	3,727,589	3,727,589
Assumed conversion of stock options	--	--

Weighted average common shares
outstanding (diluted)	3,727,589	3,727,589

Basic loss per share	$(0.30)	$(0.09)

Diluted loss per share	$(0.30)	$(0.09)